Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-252369
Prospectus Supplement No. 1
(To Prospectus dated February 3, 2021)

ASHFORD HOSPITALITY TRUST, INC.
This is Prospectus Supplement No. 1 (this “Prospectus Supplement”) to our Prospectus, dated February 3, 2021 (the “Prospectus”), relating to the offer and sale of up to 13,718,319 shares of common stock, par value $0.01 (“Common Stock”), of Ashford Hospitality Trust, Inc. (the “Company”), by YA II PN, Ltd. (“YA”). Terms used but not defined in this Prospectus Supplement have the meanings ascribed to them in the Prospectus.
We have attached to this Prospectus Supplement our current report on Form 8-K filed February 12, 2021. The attached information updates and supplements, and should be read together with, the Prospectus, as supplemented from time to time.
Investing in our Common Stock involves a high degree of risk. You should review carefully the risks and uncertainties described under the heading “Risk Factors” beginning on page 16 of the Prospectus, and under similar headings in any amendments or supplements to the Prospectus.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus. Any representation to the contrary is a criminal offense.
The date of this Prospectus Supplement is February 12, 2021.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (date of earliest event reported): February 12, 2021

ASHFORD HOSPITALITY TRUST, INC.
(Exact name of registrant as specified in its charter)

Maryland	001-31775	86-1062192
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification Number)

14185 Dallas Parkway, Suite 1100
Dallas
Texas		75254
(Address of principal executive offices)		(Zip code)

Registrant’s telephone number, including area code: (972) 490-9600

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14-a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company    ☐
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐
Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock	AHT	New York Stock Exchange
Preferred Stock, Series D	AHT-PD	New York Stock Exchange
Preferred Stock, Series F	AHT-PF	New York Stock Exchange
Preferred Stock, Series G	AHT-PG	New York Stock Exchange
Preferred Stock, Series H	AHT-PH	New York Stock Exchange
Preferred Stock, Series I	AHT-PI	New York Stock Exchange

ITEM 2.02    RESULTS OF OPERATIONS AND FINANCIAL CONDITION.

Ashford Hospitality Trust, Inc. (the “Company”) reported today preliminary estimated ranges of net loss attributable to common stockholders of approximately $(74.0) million to $(67.1) million or $(2.40) to $(2.18) per share for the fourth quarter ended December 31, 2020 and $(524.0) million to $(517.1) million, or $(33.22) to $(32.78) per share for the full year 2020. Additionally, the Company also reported today preliminary estimated ranges of Adjusted EBITDAre of $(26.5) million to $(19.6) million for the fourth quarter ended December 31, 2020, and $(58.4) million to $(51.5) million for the full year 2020. The Company also reported today preliminary estimated ranges of Adjusted FFO available to common stockholders and OP unitholders of ($58.2) million to ($51.3) million for the fourth quarter ended December 31, 2020 and ($320.1) million to ($313.2) million for the full year 2020. Final results for the fourth quarter ended December 31, 2020 and full year 2020 will be released on February 24, 2021 as previously announced.

The preliminary estimated results for the fourth quarter and year ended December 31, 2020 included in this report, which are the responsibility of management, were prepared by the Company’s management in connection with the preparation of the Company’s financial statements and are based upon preliminary hotel operating results, preliminary corporate level expenses and a number of subjective judgements and assumptions. Additional items that may require adjustments to the Company’s preliminary estimated financial information may be identified and could result in material changes to the Company’s preliminary estimated results. The Company has provided ranges, rather than specific amounts, for the preliminary estimated results described above primarily because the Company’s closing procedures for the fourth quarter and year ended December 31, 2020 are not yet complete and, as a result, the Company’s final results upon completion of the closing procedures may vary from the preliminary estimates set forth above. The Company’s independent registered public accounting firm, BDO USA, LLP, has not audited, reviewed, compiled or performed any procedures with respect to the preliminary estimated financial information, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, such preliminary estimated financial information. Further, these preliminary estimated results are not a comprehensive statement or estimate of the Company’s financial condition or operating results for the fourth quarter and year ended December 31, 2020. These preliminary estimated results should not be viewed as a substitute for complete quarterly or annual financial statements prepared in accordance with generally accepted accounting principles (“GAAP”) or as a measure of the Company’s performance. In addition, the preliminary estimated financial information is not necessarily indicative of the results to be achieved for any future period. Accordingly, investors are cautioned not to place undue reliance on this preliminary estimated financial information. See the information below under the headings “Risk Factors” and “Forward-Looking Statements” in this report and “Risk Factors” and “Management’s Discussion of Financial Condition and Results of Operations” in the Company’s Annual Report on Form 10-K for the year ended December 31, 2019, as updated by the Company’s subsequent filings under the Securities Exchange Act of 1934, as amended, including the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020.

The Company presents certain non-GAAP measures, in addition to the required GAAP information, because the Company believes these measures improve the understanding of its operational results and make comparisons of operating results among peer real estate investment trusts more meaningful. Non-GAAP financial measures, which should not be relied upon as a substitute for GAAP measures, presented include EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO. See “Non-GAAP Financial Measures” below for more information and definitions of EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO.

The following tables are reconciliations of the Company’s preliminary estimated GAAP net income (loss) to the Company’s preliminary estimated EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO:

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO EBITDA, EBITDAre AND ADJUSTED EBITDAre
(in millions)
(unaudited)

	Three Months Ended December 31, 2020		Year Ended December 31, 2020
	Low End	High End	Low End	High End
Net income (loss)	$(141.1)	$(134.2)	$(636.7)	$(629.8)
Interest expense and amortization of premiums and loan costs, net	35.2	35.2	247.4	247.4
Depreciation and amortization	58.5	58.5	252.8	252.8
Income tax expense (benefit)	0.2	0.2	(1.3)	(1.3)
Equity in (earnings) loss of unconsolidated entities	0.2	0.2	0.4	0.4
Company's portion of EBITDA of OpenKey	(0.2)	(0.2)	(0.4)	(0.4)
EBITDA	(47.2)	(40.3)	(137.8)	(130.9)
Impairment charges on real estate	6.6	6.6	91.7	91.7
(Gain) loss on disposition of assets and hotel properties	(0.1)	(0.1)	36.7	36.7
EBITDAre	(40.7)	(33.8)	(9.4)	(2.5)
Amortization of unfavorable contract liabilities	0.1	0.1	0.2	0.2
(Gain) loss on insurance settlements	(0.5)	(0.5)	(0.6)	(0.6)
Write-off of premiums, loan costs and exit fees	2.4	2.4	13.9	13.9
(Gain) loss on extinguishment of debt	—	—	(90.3)	(90.3)
Other (income) expense, net	9.2	9.2	17.0	17.0
Transaction and conversion costs	8.0	8.0	16.3	16.3
Legal, advisory and settlement costs	1.0	1.0	1.4	1.4
Unrealized (gain) loss on marketable securities	(0.3)	(0.3)	1.5	1.5
Unrealized (gain) loss on derivatives	(8.9)	(8.9)	(20.0)	(20.0)
Dead deal costs	0.8	0.8	0.9	0.9
Non-cash stock/unit-based compensation	2.4	2.4	10.7	10.7
Company's portion of adjustments to EBITDAre of OpenKey	—	—	—	—
Adjusted EBITDAre	$(26.5)	$(19.6)	$(58.4)	$(51.5)

ASHFORD HOSPITALITY TRUST, INC. AND SUBSIDIARIES
RECONCILIATION OF NET INCOME (LOSS) TO FFO AND ADJUSTED FFO
(in millions)
(unaudited)

	Three Months Ended December 31, 2020		Year Ended December 31, 2020
	Low End	High End	Low End	High End
Net income (loss)	$(141.1)	$(134.2)	$(636.7)	$(629.8)
(Income) loss attributable to noncontrolling interest in consolidated entities	0.1	0.1	0.3	0.3
Net (income) loss attributable to redeemable noncontrolling interests in operating partnership	11.7	11.7	89.0	89.0
Preferred dividends	(0.2)	(0.2)	(32.1)	(32.1)
Gain (loss) on extinguishment of preferred stock	55.5	55.5	55.5	55.5
Net income (loss) attributable to common stockholders	(74.0)	(67.1)	(524.0)	(517.1)
Depreciation and amortization on real estate	58.5	58.5	252.6	252.6
(Gain) loss on disposition of assets and hotel properties	(0.1)	(0.1)	36.7	36.7
Net income (loss) attributable to redeemable noncontrolling interests in operating partnership	(11.7)	(11.7)	(89.0)	(89.0)
Equity in (earnings) loss of unconsolidated entities	0.2	0.2	0.5	0.5
Impairment charges on real estate	6.6	6.6	91.7	91.7
Company's portion of FFO of OpenKey	(0.2)	(0.2)	(0.4)	(0.4)
FFO available to common stockholders and OP unitholders	(20.7)	(13.8)	(231.9)	(225.0)
(Gain) loss on extinguishment of preferred stock	(55.5)	(55.5)	(55.5)	(55.5)
Write-off of premiums, loan costs and exit fees	2.4	2.4	13.9	13.9
(Gain) loss on extinguishment of debt	—	—	(90.3)	(90.3)
(Gain) loss on insurance settlements	(0.5)	(0.5)	(0.6)	(0.6)
Other (income) expense, net	9.2	9.2	17.0	17.0
Transaction and conversion costs	8.0	8.0	16.3	16.3
Legal, advisory and settlement costs	1.0	1.0	1.4	1.4
Unrealized (gain) loss on marketable securities	(0.3)	(0.3)	1.5	1.5
Unrealized (gain) loss on derivatives	(8.9)	(8.9)	(20.0)	(20.0)
Dead deal costs	0.8	0.8	0.9	0.9
Non-cash stock/unit-based compensation	2.4	2.4	10.7	10.7
Amortization of loan costs	3.9	3.9	16.5	16.5
Company's portion of adjustments to FFO of OpenKey	—	—	—	—
Adjusted FFO available to common stockholders and OP unitholders	$(58.2)	$(51.3)	$(320.1)	$(313.2)
Weighted average diluted shares	32.7	32.7	17.7	17.7

Risk Factors

The Company is supplementing its risk factors previously disclosed with the following risk factor:

There are material limitations in estimating the Company’s results for prior periods before the completion of management’s and the auditors’ normal review procedures for such periods.

The preliminary estimated results set forth in this report are not a comprehensive statement or estimate of the Company’s financial condition or operating results for the fourth quarter and year ended December 31, 2020 and have not been reviewed or audited by the Company’s independent registered public accounting firm. The final financial results for the fourth quarter and year ended December 31, 2020 may vary from management’s expectations and may be materially different from the preliminary estimated results we have included in this report due to completion of closing procedures, reviewing adjustments and other developments that may arise between now and the time the financial results for the fourth quarter and full year 2020 are finalized. Accordingly, investors should not place undue reliance on such preliminary estimated financial information.

Forward-Looking Statements

Certain statements and assumptions in this Current Report,including statements about the Company’s preliminary estimated results for the fourth quarter and year ended December 31, 2020, contain or are based upon “forward-looking” information and are being made pursuant to the safe harbor provisions of the federal securities regulations. When we use the words “will likely result,” “may,” “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend,” or similar expressions, we intend to identify forward-looking statements. Such statements are subject to numerous assumptions and uncertainties, many of which are outside the Company’s control.

These forward-looking statements are subject to known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated, including, without limitation: the impact of COVID-19 (including on cancellation rates) and the rate of adoption and efficacy of vaccines to prevent COVID-19 on our business and investment strategy; the ability of the Company’s advisor, Ashford Inc., to continue as a going concern; the timing and outcome of the Securities and Exchange Commission’s investigation; anticipated or expected purchases or sales of assets; our projected operating results; completion of any pending transactions; our understanding of our competition; market trends; projected capital expenditures; and the impact of technology on our operations and business. Such forward-looking statements are based on our beliefs, assumptions, and expectations of our future performance taking into account all information currently known to us. These beliefs, assumptions, and expectations can change as a result of many potential events or factors, not all of which are known to us. If a change occurs, our business, financial condition, liquidity, results of operations, plans, and other objectives may vary materially from those expressed in our forward-looking statements. You should carefully consider this risk when you make an investment decision concerning our securities. These and other risk factors are more fully discussed in the Company’s filings with the Securities and Exchange Commission.

The forward-looking statements included in this Current Report are only made as of the date of this Current Report. The Company can give no assurance that these forward-looking statements will be attained or that any deviation will not occur. We are not obligated to publicly update or revise any forward-looking statements, whether as a result of new information, future events or circumstances, changes in expectations or otherwise.

Non-GAAP Financial Measures

The non-GAAP presentations of EBITDA, EBITDAre, Adjusted EBITDAre, FFO and Adjusted FFO are presented to help our investors evaluate our operating performance.

EBITDA is defined as net income (loss) before interest expense and amortization of loan costs, depreciation and amortization, income taxes, equity in (earnings) loss of unconsolidated entity and after the Company’s portion of EBITDA of OpenKey. In addition, we excluded impairment on real estate, (gain) loss on disposition disposition of assets and hotel properties and Company’s portion of EBITDAre of OpenKey from EBITDA to calculate EBITDA for real estate, or EBITDAre, as defined by NAREIT.

We then further adjust EBITDAre to exclude certain additional items such as amortization of favorable (unfavorable) contract assets (liabilities), transaction and conversion costs, write-off of premiums, loan costs and exit fees, legal, advisory and settlement costs, advisory services incentive fee, dead deal costs, gain/loss on extinguishment of debt, other/income expense, Company’s portion of adjustments to EBITDAre of OpenKey and non-cash items such as unrealized gain/loss on investments, unrealized gain/ loss on derivatives and stock/unit-based compensation.

We present EBITDA, EBITDAre and Adjusted EBITDAre because we believe they reflect more accurately the ongoing performance of our hotel assets and other investments and provide more useful information to investors as they are indicators of our ability to meet our future debt payment requirements, working capital requirements and they provide an overall evaluation of our financial condition. EBITDA, EBITDAre and Adjusted EBITDAre as calculated by us may not be comparable to EBITDA, EBITDAre and Adjusted EBITDAre reported by other companies that do not define EBITDA, EBITDAre and Adjusted EBITDAre exactly as we define the terms. EBITDA, EBITDAre and Adjusted EBITDAre do not represent cash generated from operating activities determined in accordance with GAAP, and should not be considered as an alternative to operating income or net income determined in accordance with GAAP as an indicator of performance or as an alternative to cash flows from operating activities as determined by GAAP as an indicator of liquidity.

FFO is calculated on the basis defined by NAREIT, which is net income (loss) attributable to common stockholders, computed in accordance with GAAP, excluding gains or losses on insurance settlement and disposition of assets, plus impairment charges on real estate, depreciation and amortization of real estate assets, and after redeemable noncontrolling interests in the operating partnership and adjustments for unconsolidated entities. NAREIT developed FFO as a relative measure of performance of an equity REIT to recognize that income-producing real estate historically has not depreciated on the basis determined by GAAP. Our calculation of Adjusted FFO excludes dividends on convertible preferred stock, transaction and conversion costs, write-off of premiums, loan costs and exit fees, amortization of loan costs, legal, advisory and settlement costs, advisory services incentive fee, gain/loss on extinguishment of debt, other income/expense and non-cash items such as unrealized gain/loss on investments, interest expense accretion on refundable membership club deposits, unrealized gain/loss on derivatives, stock/unit-based compensation and the Company’s portion of adjustments to FFO of OpenKey. FFO and Adjusted FFO exclude amounts attributable to the portion of a partnership owned by the third party. We consider FFO and Adjusted FFO to be appropriate measures of our ongoing normalized operating performance as a REIT. We compute FFO in accordance with our interpretation of standards established by NAREIT, which may not be comparable to FFO reported by other REITs that either do not define the term in accordance with the current NAREIT definition or interpret the NAREIT definition differently than us. FFO and Adjusted FFO do not represent cash generated from operating activities as determined by GAAP and should not be considered as an alternative to GAAP net income or loss as an indication of our financial performance or GAAP cash flows from operating activities as a measure of our liquidity. FFO and Adjusted FFO are also not indicative of funds available to satisfy our cash needs, including our ability to make cash distributions. However, to facilitate a clear understanding of our historical operating results, we believe that FFO and Adjusted FFO should be considered along with our net income or loss and cash flows reported in our condensed consolidated financial statements.

The information in this Form 8-K shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: February 12, 2021

ASHFORD HOSPITALITY TRUST, INC.

By:	/s/ DERIC S. EUBANKS
Deric S. Eubanks
Chief Financial Officer